SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)

                        Robertson Ceco Corporation
                              (Name of Issuer)


                                Common Stock
                       (Title of Class of Securities)


                                770539-20-3
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on following pages(s))

                                SCHEDULE 13G

CUSIP NO.   770539-20-3

- -----------------------------------------------------------------------------

1)   Name of Reporting Person           Associated Madison Companies, Inc.
     S.S. or I.R.S Identification       13-3140258
     No. of Above Person

- -----------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ---------------------------
     (See Instructions)                           (b)
                                                  ---------------------------

- -----------------------------------------------------------------------------

3)   SEC Use Only

- -----------------------------------------------------------------------------

4)   Citizenship or Place of Organization                           Delaware

- -----------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                 0
Beneficially Owned  (6)  Shared Voting Power                               0
by Each Reporting   (7)  Sole Dispositive Power                            0
Person with         (8)  Shared Dispositive Power                          0

- -----------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                        0

- -----------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

- -----------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                   0%

- -----------------------------------------------------------------------------

12)  Type of Reporting Person                                             HC
     (See Instructions)

- -----------------------------------------------------------------------------

                                SCHEDULE 13G

CUSIP NO.   770539-20-3

- -----------------------------------------------------------------------------


  1) Name of Reporting Person          The Travelers Inc.
     S.S. or I.R.S Identification      52-1568099
     No. of Above Person

- -----------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ---------------------------
     (See Instructions)                           (b)
                                                  ---------------------------

- -----------------------------------------------------------------------------

3)   SEC Use Only

- -----------------------------------------------------------------------------

4)   Citizenship or Place of Organization                           Delaware

- -----------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                 0
Beneficially Owned  (6)  Shared Voting Power                               0
by Each Reporting   (7)  Sole Dispositive Power                            0
Person with         (8)  Shared Dispositive Power                          0

- -----------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                        0

- -----------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

- -----------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                   0%

- -----------------------------------------------------------------------------

12)  Type of Reporting Person                                             HC
     (See Instructions)

- -----------------------------------------------------------------------------

Item 1(a) Name of Issuer:

     Robertson Ceco Corporation


Item 1(b) Address of Issuer's Principal Executive Offices:

     222 Berkeley Street
     Boston, Massachusetts 02116-3748


Item 2(a) Names of Persons Filing:

     See cover pages


Item 2(b) Address of Principal Business Office or, if none, Residence:

     The Travelers Inc.
     65 East 55th Street
     New York, NY  10022

     Associated Madison Companies, Inc.
     65 East 55th Street
     New York, NY  10022



Item 2(c) Citizenship:

     See cover page


Item 2(d) Title of Class of Securities:

     Common Stock

Item 2(e) CUSIP Number:

     770539-20-3


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [   ]  Broker or Dealer registered under Sec. 15 of the Act

          (b)  [   ]  Bank as defined in Sec. 3(a)(6) of the Act

          (c)  [   ]  Insurance Company as defined in Sec. 3(a)(19) of the
                      Act

          (d)  [   ]  Investment Company registered under Sec. 8 of the
                      Investment Company Act

          (e)  [   ]  Investment Adviser registered under Sec. 203 of the
                      Investment Advisers Act of 1940

          (f)  [   ]  Employee Benefit Plan, Pension Fund which is subject
                      to the provisions of the Employee Retirement Income
                      Security Act of 1974 or Endowment Fund; see
                      Sec. 240.13d-1(b)(1)(ii)(F)

          (g)  [X]    Parent Holding Company, in accordance with
                      Sec. 240.13d-1(b)(ii)(G)  (Note: See Item 7)

          (h)  [   ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)


Item 4. Ownership (as of December 31, 1994)

          (a)  Amount Beneficially Owned:  See Item 9 of cover pages

          (b)  Percent of Class:  See Item 11 of cover pages

          (c)  Number of shares as to which such person has:






       --------------------

               (i)  sole power to vote or to direct the vote

               (ii)  shared power to vote or to direct the vote

               (iii)  sole power to dispose or to direct the disposition of

               (iv)  shared power to dispose or to direct the disposition of

          See Items 5-8 of cover pages


Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]. (1)


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     The Travelers Inc. owns all the outstanding common stock of Associated Madison Companies, Inc.

Item 8.  Identification and Classification of Members of the Group

     Not Applicable.


Item 9.  Notice of Dissolution of Group

     Not Applicable.


     (1) In mid-December of 1994, TRV sold all of its interest in American Capital Management & Research, Inc (this includes American Capital Asset Management, Inc. and AC High Yield Investment, Inc.).

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February  1, 1995



               ASSOCIATED MADISON COMPANIES, INC.



               By: /s/ Charles J.Gallo, Jr.
                  --------------------------------------------
                     Name:  Charles J. Gallo, Jr.
                     Title:   Vice President and Controller



               THE TRAVELERS INC.



               By: /s/ Charles J. Gallo, Jr.
                  ------------------------------------------
                     Name:  Charles J. Gallo, Jr.
                     Title:   Assistant Controller

                       EXHIBIT INDEX TO SCHEDULE 13G
                       -----------------------------



EXHIBIT 1
- ---------

Agreement among the parties
as to joint filing of Schedule 13G